COLONY BANKCORP, INC.
115 South Grant Street
Fitzgerald, GA 31750

February 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Justin Dobbie, Staff Attorney

Re:	Colony Bankcorp, Inc.
Registration Statement on Form S-3
Filed February 2, 2009
File No. 333-157069

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colony Bankcorp, Inc. (Company) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement (Filing) so that it will become effective on Tuesday, March 3, 2009.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly,

COLONY BANKCORP, INC.

By:	/s/ Terry L. Hester
Terry L. Hester
Executive Vice President and
Chief Financial Officer